

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Ernest Garcia, III
Chief Executive Officer
Carvana Co.
300 E. Rio Salado Parkway
Tempe, Arizona 85281

      Re: Carvana Co.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed February 23, 2023
          File No. 1-38073

Dear Ernest Garcia:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services